Exhibit 99.1

Metalpha Appoints New CFO

Hong Kong, November 28, 2024 - Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global digital asset-focused wealth management company, today announced the appointment of Mr. Pengyuan Fan as Chief Financial Officer of the Company (“CFO”), effective on November 28, 2024.

Mr. Pengyuan Fan brings over 15 years’ experience of key positions at a leading high-frequency trading firm, Royal Bank of Scotland and UBS in London. Mr. Fan graduated with both Bachelor of Arts (BA) and Master of Arts (MA) in Engineering from the University of Cambridge UK, and is a Fellow of Chartered Accountant (FCA) of ICAEW.

Mr. Xiaohua Gu, who had served as CFO since 2016, is stepping down voluntarily to pursue new opportunities. The Company wishes to express its profound gratitude for Mr. Gu’s contributions over the years. The transition is amicable, and both parties remain aligned in their shared commitment to Metalpha’s success.

This appointment marks an important step in Metalpha’s ongoing mission to deliver innovative financial solutions and drive sustainable growth in the crypto industry.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (Nasdaq: MATH) went public on October 20, 2017. The listed Company, through its subsidiaries, is dedicated to providing investing and wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of crypto wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

For further information, please contact:

Ethan Xiong - Metalpha PR representative

ethan.xiong@metalpha.finance